50 3/1/05

K9 3/1

05036514

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 MILLRACE ROAD
(No. and Street)

SACRAMENTO (City) CA (State) 95864-0826 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 2 2005 WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRENDA PARKER (916) 486-0783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET (Address) SACRAMENTO (City) CA (State) 95814 (Zip Code)

PROCESSED MAR 2 2005 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRENDA PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILL PARKER AGENCY, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN L. SPENCER
Commission # 1426814
Notary Public - California
Sacramento County
My Comm. Expires Jul 18, 2007

[signature] 2-18-05
Signature

PROPRIETOR
Title

[signature] 2/18/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL PARKER AGENCY

(A SOLE PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2004

M MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

INDEPENDENT AUDITOR'S REPORT

To The Proprietor
Bill Parker Agency
Sacramento, California

I have audited the accompanying balance sheet of Bill Parker Agency (a sole proprietorship), as of December 31, 2004 and the related statements of income and proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)), which precede the aforementioned financial statements, and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 15, 2005

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
BALANCE SHEET
December 31, 2004

ASSETS

Current Assets	
Cash	$ 13,866
Commissions receivable	8,271
Total Current Assets	22,137
Furniture and Equipment, at cost, less accumulated depreciation of $39,199	4,642
Total Assets	$ 26,779

LIABILITIES AND PROPRIETOR'S EQUITY

Current Liabilities	
Commissions payable	$ 5,048
Accrued expenses	2,740
Total Current Liabilities	7,788
Proprietor's Equity	18,991
Total Liabilities and Proprietor's Equity	$ 26,779

See accompanying notes and auditor's report.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
Year ended December 31, 2004

Commission Income	$ 231,524
Expenses	
Commissions	129,047
Insurance	2,135
Office expense	1,763
Advertising	320
Regulating fees and expenses	1,554
Accounting and auditing	2,700
Travel, lodging and meals	54
Outside Services	1,971
Depreciation	1,841
Total Expenses	141,385
Net Income (Loss) From Operations	90,139
Other Income	
Interest income	8
Total Other Income	8
Net Income (Loss)	90,147
Proprietor's Equity, December 31, 2003	10,935
Proprietor's contributions	4,823
Proprietor's withdrawals	(86,914)
Proprietor's Equity, December 31, 2004	$ 18,991

See accompanying notes and auditor's report.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income (loss)	$ 90,147
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,841
Changes in assets and liabilities:	
Decrease in commissions receivable	4,842
Decrease in commissions payable/accrued expenses	(7,809)
Total Adjustments	(1,126)
Net Cash Provided By Operating Activities	89,021
Cash Flows From Investing Activities	
Equipment purchases	(5,064)
Net Cash Used By Investing Activities	(5,064)
Cash Flows From Financing Activities	
Proprietor's contributions	4,823
Proprietor's withdrawals	(86,914)
Net Cash Used By Investing Activities	(82,091)
Net Increase (Decrease) in Cash	1,866
Cash and cash equivalents, December 31, 2003	12,000
Cash and cash equivalents, December 31, 2004	$ 13,866

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See accompanying notes and auditor's report.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities, mutual funds and life insurance to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency, which in turn pays commissions to the father of the proprietor as security representative/life agent.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years.

Proprietors' Salaries

No provision has been made for salaries for the proprietor.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the sole proprietor.

Note 2: Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2004:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 12,019	$ 11,787	$ 232
Computer equipment	31,822	27,412	4,410
	$ 43,841	$ 39,199	$ 4,642

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2004, the Company had net capital of $14,349.

Note 4: Related Party Transactions

All commissions payable at December 31, 2004 and commissions expense for the year ended December 31, 2004 included in the balance sheet and statement of income, respectively, was earned by the father of the sole proprietor.

Note 5: Partnership Contract of Sale and Conversion to Sole Proprietorship

Effective January 1, 1999, the prior sole proprietor and current majority partner entered into an agreement to transfer ownership interests in the Company from himself to his daughter (minority partner) at a rate of 10% per year for five years. As a result of the agreement, the Bill Parker Agency converted effective January 1, 1999 to a partnership from a sole proprietorship. At December 31, 2003, the minority partner has exercised the right to purchase the remaining fifty percent interest from the majority partner, payable with an interest bearing note, with annual payments beginning December 31, 2003 and all outstanding principal and interest payable on December 31, 2008, thus effective January 1, 2004 the partnership converts to a sole proprietorship.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
December 31, 2004

Bill Parker Agency does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Proprietor
Bill Parker Agency
Sacramento, California

I have examined the financial statements of Bill Parker Agency for the year ended December 31, 2004 and have issued my report thereon dated February 15, 2005. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that substantially all accounting functions are performed or directed by one individual (sole proprietor with assistance from a prior partner, father of the sole proprietor). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although, not a formal control, the proprietor has full access to all accounting records and is extremely familiar with the transactions and business activities of the Proprietorship.

Mitota Associates

February 15, 2005